Mail Stop 4720

July 24, 2009

Colleen Foyo
President
Bhakti Capital Corp.
1560 Calais Dr., Miami, Florida

     Re: Bhakti Capital Corp.
             Form 10-12G
             Filed June 10, 2009
             File No. 000-53695

Dear Ms. Foyo:

     We have completed our review of your Form 10 and related filings and have no further comments at this time.

                 Sincerely,

                 Michael R. Clampitt
                 Staff Attorney

CC: By Fax: (509) 351-6244
        Michael H. Hoffman, Esq.
        Law Offices of Michael H. Hoffman, P.A.